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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                                                                 SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING                0-20854
                                                                   CUSIP NUMBER
                                                                    71819M 10 3

(Check One):    [X] Form 10-K      [ ] Form 20-F    [ ] Form 11-K
                [ ] Form 10-Q     [ ] Form N-SAR

            For Period Ended: December 31, 1998
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:  __________________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Philip Services Corp.
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Full Name of Registrant

Philip Environmental Inc.
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Former Name if Applicable

100 King Street West
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Address of Principal Executive Office (Street and Number)

Hamilton, Ontario, Canada L8N 4J6
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         Since June 1998 and as at December 31, 1998, the Registrant was not in compliance with certain covenants of its then $1.2 billion revolving credit facility (the "Credit Facility"), including the financial covenants, which require the Registrant to maintain a specified interest coverage ratio, debt to EBITDA ratio, fixed charge ratio and working capital ratio. In addition, the Registrant stopped making payments of interest under the Credit Facility in November 1998. As the Registrant is not in compliance with the terms of the Credit Facility, the debt outstanding under the Credit Facility is classified as a current liability on the Registrant's December 31, 1998 consolidated balance sheet.

         The Registrant has negotiated the form of lock-up agreement with members of a steering committee of its lenders who hold in excess of 65% of the Company's outstanding secured syndicated debt. The lock-up agreement outlines a capital structure for a restructured Philip Services Corp. and sets forth the principal conditions that would govern the repayment of the Registrant's $1.05 billion in outstanding secured syndicated debt. To become effective, the lock-up agreement requires approval by lenders holding two-thirds of the outstanding syndicated debt. The terms of the lock-up agreement will be implemented through a filing of a prepackaged plan of reorganization in Canada and the United States. The ability of the Registrant to continue as a going concern is dependent on the conclusion of an agreement with its lenders and the subsequent court approval of the Registrant's pre-packaged plan of reorganization. The results of operations for the fiscal year ended December 31, 1998 cannot be finalized as the ability of the Registrant to file its consolidated financial statements on a going concern basis is dependent on the conclusion of an agreement with its syndicated lenders. The Registrant expects the lock-up agreement to be approved by April 15, 1999. If an agreement is not reached with the Company's syndicated lenders a going concern basis of accounting may not be appropriate and generally accepted accounting principles may require the use of the liquidation basis of accounting. The liquidation basis of accounting would require significant changes to the carrying value of assets, the order of maturity of liabilities and the net loss in the financial statements. As indicated in Part II, above, the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone numbers of person to contact in regard to this notification

                         Colin Soule                        (905) 521-1600
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                         (Name)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes    [ ] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the fiscal year ended December 31, 1998 cannot be finalized as the ability of the Registrant to file its consolidated financial statements on a going concern basis is dependent on the conclusion of an agreement with its syndicated lenders. The Registrant expects the lock-up agreement to be approved by April 15, 1999. If an agreement is not reached with the Company's syndicated lenders a going concern basis of accounting may not be appropriate and generally accepted accounting principles may require the use of the liquidation basis of accounting. The liquidation basis of accounting would require significant changes to the carrying value of assets, the order of maturity of liabilities and the net loss in the financial statements.

In preparing the financial statements for the fiscal year ended December 31, 1998, management is reviewing the Company's long-lived assets and intangibles such as goodwill, to assess whether the proposed lock-up agreement and pre-packaged plan of reorganization indicate that the carrying amount of these assets may not be recoverable. Where the proposed reorganization plan or estimates of enterprise value raise doubts as to the recoverability of the assets, estimates of future cash flows expected to result from the proposed use of the assets and their eventual disposition are being determined. If the estimates of future cash flow do not provide a reasonable level of assurance as to recoverability of the carrying value of the assets, the carrying value will be written down to the estimated recoverable amount.

Based on the above described tests and on the basis of going concern accounting it is anticipated that virtually all of the goodwill and intangibles of the Company as well as approximately $40 million in fixed assets were impaired at December 31, 1998 and will require adjustment in the 1998 fourth quarter results. However, final estimation of the impairment amounts is contingent, in part, on the finalization of the lock-up agreement.


                              Philip Services Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 1, 1999            By   /s/ Colin Soule
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                                      Name:    Colin Soule
                                      Title:   Executive Vice President, General
                                               Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.